1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 11, 2016

Mr. Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             KKR Income Opportunities Fund (the “Registrant”)

(File Nos. 811-22543 and 333-173274)

Dear Mr. Ellington:

In a July 25, 2016 telephone conversation, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Registrant’s Form N-CSR filing, as filed by the Registrant on December 23, 2015, for the fiscal year ended October 31, 2015.  A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1.                            In the Schedule of Investments, to the extent applicable, please disclose the rate on preferred stock.

Response 1.                               The Registrant will make the requested change in future filings on Form N-CSR.

Comment 2.                            For payment-in-kind (“PIK”) securities, please disclose both the cash pay rate and the PIK rate separately in the Schedule of Investments.  In this regard, please see AICPA Audit Risk Alert—Investment Company Industry Developments 2013/14.

Response 2.                               The Registrant will make the requested change in future filings on Form N-CSR.

Comment 3.                            In the Statement of Operations, please disclose the average amount of borrowing and the average rate thereon in accordance with Rule 6-07(3) of Regulation S-X.

Response 3.                               The Registrant will make the requested change in future filings on Form N-CSR.

Comment 4.                            The Statement of Operations has a line item for “Term Loan Income.”  Please describe the nature of this item in correspondence and include a description of this item in the Notes to the Financial Statements in the future.

Response 4.                               “Term Loan Income” consists of transaction fees including, but not limited to, delayed compensation, assignment, transfer, administration, and amendment fees.  Fee and other income is recorded when earned.  The Registrant will include a description of this item in the Notes to the Financial Statements in future filings on Form N-CSR.

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We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 202.261.3386 or Kenneth E. Young, Esq. at 215.994.2988 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld